
May 28, 2014

<u>Via E-mail</u>
Mr. Paul Seavey
Chief Financial Officer
Equity LifeStyle Properties, Inc.
Two North Riverside Plaza
Suite 800
Chicago, IL 60606

> **Re:** **Equity LifeStyle Properties, Inc.**
> **Form 10-K for year ended December 31, 2013**
> **Filed on February 24, 2014**
> **File No. 001-11718**

Dear Mr. Seavey:

We have reviewed your response letter dated May 22, 2014 and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendments to your filings and the information you provide in response to this comment, we may have additional comments.

<u>Form 10-K for the year ended December 31, 2013</u>

<u>Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 31</u>

<u>Results of Operations, page 34</u>

1. We note your response to our prior comment one. Please address the following:
   a. It appears that you have aggregated certain line items from your Consolidated Statements of Income into a single line item on your reconciliation of Income from property operations to Income from continuing operations before equity in income of unconsolidated joint ventures. Please disaggregate these line items and provide us an example of your proposed disclosure.
   b. We are unable to agree with the company's conclusion that Income from property

operations is a GAAP measure. It appears that this measure excludes amounts that are included in the most directly comparable measure calculated and presented in accordance with GAAP in your Consolidated Statements of Income. Additionally, this measure is not the same amount as your segment measure of the same name. Please revise your disclosure to refer to Income from property operations as a non-GAAP measure and provide us an example of your proposed disclosure. Please refer to Item 10(e) of Regulation S-K.

You may contact Jennifer Monick, Senior Staff Accountant, at 202-551-3295 or the undersigned at 202-551-3629 if you have questions.

Sincerely,

/s/ Kevin Woody

Kevin Woody
Branch Chief